6

09045101

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Velcro Industries N.V.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 21 2009
THOMSON REUTERS

FILE NO. 82- 00145 FISCAL YEAR 9-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DAT : 1/13/09

VELCRO INDUSTRIES N. V.

ANNUAL REPORT 2008

2008 HIGHLIGHTS

Year ended September 30 (in US$`000)	2008	2007
Revenue from Sales	298,263	305,364
Operating Profit	18,916	28,631
Results from Investment Activities	3,370	20,920
Profit Before Income Taxes	21,935	49,835
Profit For The Year Attributable to the Equity Holders of the Company	7,553	33,395
Per Share	0.27	1.11
Equity Attributable to the Shareholders of the Company	299,724	381,525
Per Share	10.92	12.70

REPORT TO SHAREHOLDERS

2008 SALES AND FINANCIAL RESULTS

Sales for the year were $298,263,000, which was a decrease of 2% from 2007. Sales for the fourth quarter were $73,298,000, a 3% decrease from the corresponding period last year. The operating profit for the year was $18,916,000, which was a decrease of 34% from 2007. The operating profit for the fourth quarter was $1,386,000, a 25% decrease from the corresponding period last year.

The decreases in sales reflect declines in consumer spending, particularly in the North American automotive sector. However, the overall demand for our products remains strong, and the Company continues to pursue growth opportunities through increased market penetration and new products and applications. The significant decreases in operating profits reflect adverse global economic conditions, including increased costs for energy, transportation and raw materials, and unfavorable currency fluctuations. Also included in the fourth quarter results for 2008 was approximately $3,000,000 of non-recurring severance and other expenses related to work force reductions and other measures taken to reorganize manufacturing operations.

Investment activities for the year resulted in net investment income, which included realized gains and losses on the investment portfolio, of $3,370,000 for 2008, down from net investment income of $20,920,000 in 2007. For the fourth quarter, investment activities resulted in a net investment loss of $2,540,000, compared to net investment income of $13,458,000 for the comparable period of 2007. These significant decreases in investment income reflect the severe downturn in the equities market, particularly during the fourth quarter, sales of securities in the fourth quarter of 2007 and the first quarter of 2008 to repurchase the tendered shares of the Company's common stock, and the recording of $3,087,000 of impairment losses on assets in the Company's investment portfolio as of year end. As reported in note 17, in line with current market conditions, there was a significant decline in the market value of the Company's investment portfolio during October 2008.

Profit for the year was $7,553,000, a 77% decrease from last year and equivalent to $.27 per share. The Company recorded a loss of $7,931,000 for the fourth quarter, compared to a profit of $9,943,000 for the fourth quarter of 2007, and equivalent to a loss of $.28 per share.

OPERATIONS

The Company is taking measures to help mitigate the effects on its operations of the current global economic crises. Measures being taken by the Company include, but are not limited to, the restructuring of certain operations, selective work force reductions, and other programs to increase efficiencies and reduce costs in all areas of the business.

To satisfy current and anticipated demand for our products, and to remain competitive in the marketplace, the Company spent approximately $42,000,000 on property, plant and equipment during 2008. These expenditures included approximately $23,000,000 to complete the expansion of the Company's Somersworth, New Hampshire manufacturing facility.

In order to continue to provide our customers with the highest quality of goods and services, we remain committed to continuous product and process improvements and to the development of new products and applications.

COHERE LIMITED'S PETITION TO ACQUIRE SHARES

On September 1, 2008 Cohere Limited ("Cohere"), the holder of record of more than 95% of the shares of the Company's common stock, filed a petition (the "Petition") with the Court of First Instance of the Netherlands Antilles (the "Court") seeking to allow Cohere to acquire all the issued Company shares, not held by Cohere, at US$21.00 per share or such other price as determined by the Court. The Company is not a party to the proceeding initiated by the Petition. The Company's Board of Directors has not approved the Petition and makes no recommendation to shareholders as to how to proceed. The Company suggests that shareholders read carefully all the information in the Petition and related materials and should consult with their own tax, financial and legal advisors.

EXEMPTION FROM REGISTRATION UNDER THE EXCHANGE ACT

The Company has never listed its common stock on NASDAQ nor registered under the U.S. Securities Exchange Act of 1934 (the "Act"), being exempt from such registration by Rule 12(g) under the Act through July 31, 2006. Since then the shares of the Company's common stock have traded (and will trade through July 31, 2009) on NASDAQ pursuant to an order of the U.S. Securities and Exchange Commission ("SEC") related to the registration of NASDAQ as a national securities exchange.

Having determined in 2007 that the estimated costs of registration under, and ongoing compliance with, the Act outweigh the perceived benefits, the Company does not anticipate listing its common stock on NASDAQ and registering under the Act when the exemption under the SEC order ceases. At that time, assuming the proceeding initiated by Cohere Limited by petition to the court in Curaçao to acquire all shares of Company's common stock not owned by Cohere (the "Curaçao Proceeding") is still pending, the Company expects that its common stock will cease being traded on NASDAQ, and will begin to trade on the "pink sheets," an over-the-counter electronic quotation service. Pursuant to transition rules adopted in September 2008 implementing amendments to Rule 12(g) under the Act, the Company will continue to be exempt from registration under the Act until October 2011.

SHARE TRANSACTIONS

As more fully explained in Note 16, on October 1, 2007, the Company commenced a cash tender offer to purchase all outstanding shares of its common stock. This tender offer expired on November 5, 2007, at which time the Company repurchased 2,594,375 shares. The Company paid for these shares from cash and cash equivalents, including proceeds from the sale of marketable securities.

Also as more fully explained in Note 16, during the third quarter of fiscal year 2008, the Company cancelled the 3,352,326 shares of its common stock held in Treasury.

DIVIDENDS

We continue our policy to review dividend distribution to shareholders at the close of each fiscal year, based on the performance of the Company and the internal needs for funds for the development of the business. In accordance with this policy, your Board of Directors has elected to declare a dividend of $0.20 per common share payable on February 13, 2009 to shareholders of record as of January 13, 2009.

OUTLOOK

In times such as these, a forecast for the coming year is difficult. In the near term, consumer confidence is expected to remain low and credit tight as the financial markets and institutions around the globe try to recover, with the help of financial assistance from their respective governments. Accordingly, we anticipate facing many challenges in 2009 and beyond. However, we believe that the Company's financial health is strong, and on the strength of its products, people, brand name and ability to develop new products, markets and applications, we anticipate that the Company will meet these challenges and successfully grow its business.

The Board of Directors acknowledges the achievements of its employees worldwide; and the Board expresses its sincerest gratitude for their dedication and efforts during the past year.

For the Board of Directors

Robert W. H. Cripps
Chairman

President and Chief Executive Officer

November 20, 2008

CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2008 — VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2008 US$'000	2007 US$'000
	CURRENT ASSETS:		
	Cash	11,833	16,949
	Cash equivalents	37,952	25,231
2	Trade receivables	40,120	44,210
3	Inventories	49,516	51,431
	Income taxes receivable	514	2,964
15	Other receivables and prepaid expenses	3,355	6,001
		143,290	146,786
	CURRENT LIABILITES:		
	Bank loans	12,341	11,555
	Trade payables	18,800	19,659
	Other payables and accrued expenses	17,956	20,859
	Income taxes payable	3,750	5,751
		52,847	57,824
	NET CURRENT ASSETS	90,443	88,962
	NON CURRENT ASSETS:		
5	Property, plant and equipment	125,763	99,334
6	Intangible assets	35	65
7 & 17	Marketable securities	88,755	182,169
4	Deferred tax assets	828	1,081
10	Employee benefits	14,099	13,786
		229,480	296,435
	NON CURRENT LIABILITIES:		
8	Borrowings	15,500	---
	Other liabilities	833	909
4	Deferred tax liabilities	3,866	2,963
		20,199	3,872
	NET ASSETS	299,724	381,525
16	EQUITY:		
	Capital stock	18,171	20,389
	Capital in excess of nominal value	---	2,901
	Retained earnings	265,886	324,408
	Revaluation reserve – marketable securities	(1,463)	23,622
	Cumulative translation adjustment	17,130	17,270
		299,724	388,590
	LESS: Treasury shares	---	7,065
	EQUITY ATTRIBUTABLE TO THE SHAREHOLDERS OF THE COMPANY	299,724	381,525

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2008

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2008 US$`000	2007 US$`000
11	Revenue from Sales	298,263	305,364
	Cost of Sales	215,496	208,762
	Gross Profit	82,767	96,602
	Selling Expenses	29,294	28,263
	Administrative Expenses	34,557	39,708
	Operating Profit	18,916	28,631
	Interest Income	601	742
	Interest Expense	(952)	(458)
7	Results from Investment Activities	3,370	20,920
	Profit before Income Taxes	21,935	49,835
4	Income Tax Expense	14,382	16,440
	PROFIT FOR THE YEAR ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY	7,553	33,395
	BASIC AND DILUTED EARNINGS PER SHARE (in US$1)	.27	1.11
	DIVIDENDS PER SHARE (in US$1)	.32	.32
	AVERAGE NUMBER OF SHARES OUTSTANDING	27,703,003	30,040,490

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED SEPTEMBER 30, 2008

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2008 US$`000	2007 US$`000
	CASH FLOWS FROM OPERATING ACTIVITIES		
	Profit before income taxes	21,935	49,835
	Adjustments for:		
5	Depreciation	15,055	14,744
6	Amortization of intangible assets	30	29
	Losses on disposals of property, plant and equipment	65	77
10	Pension expense	250	2,155
	Effect of exchange rate changes	(182)	1,160
7	Results from investment activities	(3,370)	(20,920)
	Interest expense	952	458
	Operating profit before working capital changes	34,735	47,538
2	Change in trade receivables	4,090	(778)
3	Change in inventories	1,915	(4,394)
	Change in prepaid expenses and other receivables	2,646	305
	Change in trade payables	(859)	5,280
	Change in other payables and other liabilities	(3,041)	5,007
	Cash generated from operations	39,486	52,958
10	Pension contributions	(660)	(7,119)
	Interest paid	(890)	(461)
	Income and withholding taxes paid	(12,399)	(23,200)
	Net cash from operating activities	25,537	22,178
	CASH FLOWS FROM INVESTING ACTIVITIES		
	Purchase of marketable securities	(15,844)	(12,788)
	Proceeds from sale of marketable securities	83,372	29,268
5	Purchases of property, plant and equipment	(41,980)	(22,702)
	Proceeds from sales of property, plant and equipment	267	61
6	Purchases of intellectual property	---	(25)
	Interest received	4,048	5,711
	Dividends received	123	261
	Income and withholding taxes paid	(378)	(474)
	Net cash from investment activities	29,608	(688)
	CASH FLOWS FROM FINANCING ACTIVITIES		
	Proceeds/repayment of borrowings and bank loans	16,286	8,852
	Dividends paid	(8,783)	(9,613)
	Repurchase of treasury shares	(55,346)	---
	Net cash from financing activities	(47,843)	(761)
	Net increase in cash and cash equivalents	7,302	20,729
	Cash and cash equivalents at beginning of period	42,180	20,684
	Effect of exchange rate fluctuations on cash held	303	767
	Cash and cash equivalents at end of period	49,785	42,180

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2008

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

	Capital Stock US$'000	Capital in Excess of Nominal Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Treasury Shares US$'000	Total US$'000
Balance at October 1, 2006	20,389	2,901	300,626	18,743	10,936	(7,065)	346,530
Net increase in fair value of marketable securities				19,827			19,827
Net gains on sales of marketable securities				(14,948)			(14,948)
Foreign exchange translation differences					6,334		6,334
Amounts recognized directly in equity				4,879	6,334		11,213
Profit for the year attributable to the equity holders of the Company			33,395				33,395
Profit for the year and amounts recognized directly in equity			33,395	4,879	6,334		44,608
Dividends paid			(9,613)				(9,613)
Balance at September 30, 2007	20,389	2,901	324,408	23,622	17,270	(7,065)	381,525
Net decrease in fair value of marketable securities				(25,886)			(25,886)
Net gains on sales of marketable securities				(2,286)			(2,286)
Impairment of marketable securities				3,087			3,087
Repurchase of shares						(55,346)	(55,346)
Cancellation of treasury shares	(2,218)	(2,901)	(57,292)			62,411	---
Foreign exchange translation differences					(140)		(140)
Amounts recognized directly in equity	(2,218)	(2,901)	(57,292)	(25,085)	(140)	7,065	(80,571)
Profit for the year attributable to the equity holders of the Company			7,553				7,553
Profit for the year and amounts recognized directly in equity	(2,218)	(2,901)	(49,739)	(25,085)	(140)	7,065	(73,018)
Dividends paid			(8,783)				(8,783)
Balance at September 30, 2008	18,171	---	265,886	(1,463)	17,130	---	299,724

The following is a reconciliation of Common Shares outstanding. Each share has a nominal value of one Canadian Dollar (CDN$1.00).

	Number of Issued and Fully Paid Shares		
	Issued	Treasury	Outstanding
Balance at October 1, 2006	30,798,441	757,951	30,040,490
Activity during 2007:	---	---	---
Balance at September 30, 2007	30,798,441	757,951	30,040,490
Activity during 2008:			
Repurchased shares	---	2,594,375	(2,594,375)
Cancelled shares	(3,352,326)	(3,352,326)	---
Balance at September 30, 2008	27,446,115	---	27,446,115

The notes to the consolidated financial statements are an integral part hereof.

Reporting Entity

Velcro Industries N.V. is incorporated and domiciled in Curaçao, Netherlands Antilles as a Naamloze Vennootschap (Public Limited Liability Company). The Company acts as the holding company of the Velcro companies, which are primarily involved in the manufacturing and sales of VELCRO® and TEXACRO® brand fasteners, ULTRA-MATE® brand hook fasteners, and ONE-WRAP® brand straps throughout the world.

The financial statements of the Company as presented herein have been authorized for issuance by the Board of Directors as of November 20, 2008.

1. Summary of Accounting Policies

a. Accounting Standards

The Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as adopted by the International Accounting Standards Board.

The consolidated financial statements have been prepared on a historical cost basis except for cash, cash equivalents, trade receivables and marketable securities, which are measured at fair value.

The following new standards, amendments to standards and interpretations are not yet effective for the year ended September 30, 2008, and have not been applied in preparing these financial statements:

IFRS 8 Operating Segments
IAS 21 The Effects of Changes in Foreign Exchange Rates
IAS 23 Borrowing Costs
IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset Minimum Funding Requirements and Their Interaction

The future adoption of these new standards, amendments to standards and interpretations are not expected to have a significant impact on the financial statements of the Company.

b. Consolidation

The consolidation includes the accounts of Velcro Industries N.V. and its controlled subsidiaries. Control exists when the group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Intercompany accounts and transactions have been eliminated. Companies being consolidated are disclosed on page 24 titled Directors, Officers and Companies.

c. Functional and Foreign Currency

Based on the worldwide activities, both the functional and reporting currency of the Company is US Dollars. Assets and liabilities denominated in other currencies have been translated using exchange rates prevailing at September 30, and income and expenses using exchange rates prevailing at the date of the transactions.

Currency translation gains and losses on foreign subsidiaries have been recorded directly in the equity accounts as cumulative translation adjustments and will only be included in income when they are realized.

Transactions in currencies other than US Dollars are converted at the rate of exchange prevailing at the transaction date. At the balance sheet date, foreign currency monetary assets and liabilities are converted at the rate of exchange prevailing at that date. Resulting exchange differences are recognized in income for the year.

d. Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and short-term money market instruments held for purposes of meeting short-term cash commitments.

e. Trade Receivables

A financial asset is recognized as a trade receivable when there is a contractual right to receive cash or another financial asset from another entity. These trade receivables are presented in the balance sheet on a net basis to properly reflect the Company's expected future cash flows which is considered to be the fair value.

f. Property, Plant and Equipment

Property, plant and equipment are stated at cost less depreciation computed primarily by the straight line method based upon the estimated useful life of the assets and taking into account any impairment losses in the value of the assets. These asset values are reviewed at least annually, to determine if there is an indication of impairment. In countries where accelerated depreciation is permitted for tax purposes, the tax deferral is charged to income.

When property, plant or equipment are retired or sold, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income.

The rates used for calculating depreciation are:

Buildings and improvements	2.5%
Machinery and equipment	14% to 20%
Office furniture and equipment	20%
Leasehold improvements	term of the lease

Property, plant and equipment held for sale are stated at the lower of carrying amount or fair value less cost to sell, and are no longer depreciated. Property, plant and equipment are classified as held for sale if the carrying amount of the asset will be recovered principally through a sale transaction rather than through continuing use.

g. Intangible Assets

The acquisition costs of patents, licenses and trademarks are recorded as an asset and amortized on a straight line basis over their estimated useful lives. These balances are reviewed at least annually, to determine if there is an indication of impairment.

Expenditures on research activities are charged to income as incurred.

Expenditures on development activities are capitalized if the new or substantially improved product or process is technically and commercially feasible and there are sufficient resources to complete the development. Capitalized development expenditures are stated at cost and amortized over their useful lives. The balance is reviewed at least annually, to determine if there is an indication of impairment. Other development expenditures are charged to income as incurred.

h. Marketable Securities

The marketable securities in the Company's investment portfolio are classified as available-for-sale assets. These assets are initially recorded at cost, as of the trade date, and remeasured at fair value as of each reporting date. Fair values are determined from published price quotations of active securities markets. The fair values of marketable securities for which there are no observable market prices or rates are estimated using valuation techniques based on assumptions. Unrealized gains and losses on the remeasurement to fair value are recognized as an equity adjustment. When marketable securities are sold, the cumulative gain or loss previously recognized in equity is included in income for the period. These assets are held for the long-term needs of the business and are presented as non-current assets. These asset values are reviewed at least annually, to determine if there is objective evidence of impairment. The Company determines an asset is impaired if there is a significant or prolonged decline in the fair value of the underlying investment. In the event of impairment, the cumulative unrecognized loss is removed from equity and charged to income for the period. Reversals of impairments of equity securities upon their sale are recognized as an equity adjustment.

i. Inventories

Raw materials, work in process and finished goods are valued at the lower of cost, on a first-in first-out basis, or estimated net realizable value. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expenses. Work in process and finished goods include all direct expenditures to prepare inventory for sale including attributable overhead.

j. Other Assets and Liabilities

The assets and liabilities not mentioned above are stated at amortized cost less impairments, if any.

k. Capital and Reserves

The Company has one class of common shares that are traded on the NASDAQ Stock Market LLC under the symbol VELC. It is the Company's policy to maintain a strong capital base to sustain the future development of the business.

The Cumulative Translation Adjustment is comprised of unrealized foreign currency gains and losses arising from the translation of the financial statements of the foreign subsidiaries and unrealized foreign exchange gains and losses on long-term assets and long term liabilities.

The Revaluation Reserve represents the cumulative net change in the fair value of available-for-sale financial assets. When these assets are sold or impaired, the cumulative gain or loss previously recognized in equity is included in income for the period.

The Company's repurchase and subsequent cancellation of treasury shares was recognized as a deduction from equity of the amount of consideration paid, which included directly attributable costs and was net of any tax effects. The resulting deficit on the transaction was transferred from retained earnings.

l. Employee Benefits

Certain subsidiary companies have defined contribution retirement plans for the majority of their employees. These benefits are provided through separate funding arrangements. Contributions are charged against income as they are made.

Certain subsidiary companies have defined benefit pension plans, wholly funded by the respective subsidiary companies, for the majority of their employees. These benefits are provided through separate funding arrangements. The recognized amount in the balance sheet is determined as the present value of the defined benefit obligation adjusted for the unrecognized actuarial gains and losses and less any past service costs not yet recognized and the fair value of any plan assets. The recognition of actuarial gains and losses is determined separately for each defined benefit plan. To the extent that any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. The present value of the defined benefit obligations and the related service costs are calculated by a qualified actuary using the projected unit credit method. When the calculation results in an asset, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan. The amount charged to the income statement consists of current service cost, interest cost, the expected return on assets and amortization of actuarial gains and losses. The expected long-term rate of return on plan assets considers the current level of expected return on debt securities, the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each class is weighted based on the target asset allocation to develop the expected long-term rate of return on assets.

m. Revenue Recognition

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding the entitlement to the consideration, associated costs or the possible return of goods. Revenue from the sale of goods is measured at fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

Interest income and other income are recognized on an accrual basis when it is probable that the economic benefits associated with the transaction will flow to the Company and the revenue can be measured reliably.

n. Taxes

Tax expense is calculated on profit before income taxes, adjusted for nontaxable differences between taxable and accounting income. The tax effect of timing differences, arising from items recognized in different periods for income tax and accounting purposes, are carried in the balance sheet as deferred tax assets or liabilities. Such deferred tax balances are calculated using the liability method taking into account the estimated tax that will be paid or recovered when the timing differences reverse.

Deferred tax assets not related to tax loss carryforwards are only recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Deferred tax assets arising from tax losses yet to be recovered are only recognized to the extent that it is probable that future taxable profits will be available to allow the benefit of the tax loss to be realized.

Taxes on income earned by subsidiaries in various countries have been accrued and are being paid in accordance with the laws of each country. As it is not anticipated that the Company will liquidate undistributed earnings of subsidiary companies, no provisions have been made for withholding and income taxes on such dividends which may be paid in the future by subsidiary companies.

Income tax is recognized in the income statement except to the extent that it relates to an item recognized directly within shareholders' equity, in which case the related tax effect is also recognized within shareholders' equity.

Interest and penalties associated with the tax assessments resulting from audits by tax authorities are closely related to income taxes. Accordingly, such interest and penalties, when recognized, are presented as current or deferred tax liabilities in the balance sheet. Interest is recognized as interest expense and penalties are recognized as income tax expense in the statement of income.

The Company has netted its deferred tax assets and liabilities for each tax jurisdiction.

o. Segment Reporting

The Company reports its primary segment information based on its two business segments, the manufacturing and sales segment and investments. Investments encompass the performance of the Company's investment portfolio. Secondary segment information is reported by geographic region.

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment.

Segment assets and liabilities comprise those assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Capital expenditures represent the total costs incurred during the period to acquire or construct property, plant and equipment.

p. Operating Leases

Expense is recognized on a straight line basis over the term of the lease.

q. Interest Costs

Interest costs are charged to income in the period incurred.

r. Impairment

The carrying amounts of assets, other than cash, receivables, inventories, pension assets and deferred tax assets, are reviewed at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence indicates that the decline in carrying value is significant or prolonged. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

s. Provisions

A provision is recognized in the balance sheet when a legal or constructive obligation exists as a result of a past event, the amount can be reasonably estimated, and it is probable that an outflow of economic benefits will be required to settle the obligation.

t. Earnings Per Share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

u. Risk Management

Exposure to credit, interest rate, market and currency risk arises in the normal course of the Company's business. The Company monitors these risks on a continuing basis.

Credit risk is the risk of financial loss to the Company if a customer fails to meet its contractual obligations. The Company's exposure to credit risk through trade receivables is influenced by the individual characteristics of each customer. Each customer is analyzed for creditworthiness before the Company's payment and delivery terms are offered. Analysis of customers' creditworthiness includes external ratings and bank references. Purchase limits are established for each credit worthy customer, which limits the maximum exposure to loss per individual customer. Customers that do not meet the credit worthiness criteria are offered prepayment terms. The Company's credit risk policy establishes an allowance for doubtful accounts, which consists of specific loss components as well as collective loss components determined by historical data of payment statistics.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company manages liquidity to ensure sufficient funds are available to meets it liabilities in any situation when they fall due. The Company maintains sufficient lines of credit to assist in managing this risk.

Market risk is the risk that changes in market prices will affect the Company's income or the value of its holding of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return; management is assisted by external advisors in this regard. The Company maintains a well diversified and closely monitored portfolio of available-for-sale assets and manages the mix of marketable securities within the portfolio based on market expectations. The primary goal of the Company's investment strategy is to maximize the return for the long-term needs of the Company.

The Company generally does not enter into hedging arrangements, and has no current hedge accounting transactions.

v. Use of Estimates and Assumptions

When preparing the financial statements, management makes judgments, estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates and assumptions.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key estimates and underlying assumptions mainly relate to pensions, impairments and deferred taxes.

2. Trade Receivables

	2008 US$'000	2007 US$'000
Trade receivables, gross	41,681	45,918
Allowance for doubtful debts	(1,561)	(1,708)
Trade receivables, net	40,120	44,210

Trade receivables written off as uncollectible totaled US$84,000 and US$245,000 during 2008 and 2007, respectively. The charge for allowance for doubtful accounts is included in selling expense in the income statement.

The aging of trade receivables at the reporting date was:

	2008 US$'000	2007 US$'000
Current	30,906	34,679
0-30 days	4,486	4,365
31-60 days	2,712	3,263
over 60 days	3,577	3,611
	41,681	45,918

The exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2008 US$'000	2007 US$'000
Americas	22,496	25,611
Europe	13,595	14,597
Other	4,029	4,002
	40,120	44,210

3. Inventories

	2008 US$'000	2007 US$'000
Raw materials	13,993	13,477
Work in process	10,245	10,676
Finished goods	25,278	27,278
	49,516	51,431

Charges relating to the write down of inventories to net realizable value totaled US$2,280,000 and US$2,769,000 during 2008 and 2007, respectively. These charges were included in cost of sales.

4. Taxes

During 2006 and 2007, in connection with a local tax audit, the Canadian tax authorities issued withholding tax assessments to the Canadian subsidiary for the years 1995 through 2004. Including the related interest and penalties, these assessments, which were recorded as expenses in the prior years' financial statements, totaled approximately US$12,000,000. The Canadian subsidiary paid these assessments and filed appeals with the Canadian tax authorities. These assessments relate to a dispute concerning the interpretation and application of certain Canadian withholding tax rules. On the advice of legal counsel, the Company intends to vigorously pursue its appeals of these assessments. Management believes that the ultimate resolution of this dispute will not have a material effect on the financial condition of the Company.

The Company's consolidated applicable tax rate represents the weighted average of the statutory corporate income tax rates, which range between 0% and 40% in the tax jurisdictions in which the Company and its subsidiaries operate. The weighted average rates for 2008 and 2007 were 27% and 22%, respectively. The increase in the weighted average rate is due to a change in the percent of income contribution of the Subsidiary companies. The following is a reconciliation of income taxes calculated at the consolidated applicable tax rate with income tax expense.

	2008 US$'000	2007 US$'000
Profit before income taxes	21,935	49,835
Tax at the applicable tax rate:	6,944	10,935
Withholding taxes	3,172	6,108
Prior year tax adjustments	(333)	(1,187)
Effect of not recording deferred tax assets on operating losses of subsidiaries	4,544	8
Effect of prior period tax rate adjustments	---	545
Other	55	31
	14,382	16,440
Major components of tax expense		
Current tax expense	13,226	15,881
Deferred tax expense	2,068	1,165
Deferred tax income	(912)	(606)
Income tax expense	14,382	16,440

Subsidiaries of the Company have accumulated unrecognized tax losses of approximately US$18,482,000 which are available to offset future taxable income of those subsidiaries. These accumulated unrecognized tax losses will be recognized as a deferred tax asset when it is probable that sufficient future taxable profits will be available against which the accumulated tax losses can be utilized, taking into account the effect of the reversal of temporary differences, if any.

These accumulated tax losses expire as follows:

Year of expiration	US$'000
2012	460
2013	798
2017	1,929
2019	1,035
2020	1,933
2021	3,080
2022	1,482
2023	7,765
	18,482

Temporary differences which give rise to deferred tax assets and liabilities are as follows:

	2008 US$'000	2007 US$'000
Deferred tax assets:		
Pension plans	203	68
Employee benefits & insurance	1,361	1,354
Differences for tax treatment of inventory	2,013	1,407
Differences in depreciation for tax purposes	1,637	1,720
Other	275	542
	5,489	5,091
Deferred tax liabilities:		
Differences in depreciation for tax purposes	3,012	1,545
Pension plans	5,515	5,428
	8,527	6,973
Net deferred tax liabilities	(3,038)	(1,882)

	2008 US$'000	2007 US$'000
Reconciliation to Balance Sheet:		
Deferred tax assets	828	1,081
Deferred tax liabilities	3,866	2,963
Net deferred tax liabilities	(3,038)	(1,882)

5. Property, Plant and Equipment

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Cost							
Balance at October 1, 2007	76,078	170,181	16,972	208	5,146	14,089	282,674
Effect of movements in foreign exchange	(397)	(2,813)	607	186	(86)	24	(2,479)
Acquisitions	1,509	443	494	---	---	39,534	41,980
Transfer of assets under construction	24,398	12,808	3,801	---	---	(41,007)	---
Disposals	(10)	(907)	(536)	---	---	---	(1,453)
Balance at September 30, 2008	101,578	179,712	21,338	394	5,060	12,640	320,722

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Accumulated Depreciation							
Balance at October 1, 2007	27,924	141,895	13,368	153	---	---	183,340
Effect of movements in foreign exchange	(303)	(1,840)	(165)	(7)	---	---	(2,315)
Depreciation charge for the year	3,117	9,763	2,133	42	---	---	15,055
Disposals	(5)	(667)	(449)	---	---	---	(1,121)
Balance at September 30, 2008	30,733	149,151	14,887	188	---	---	194,959

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Carrying amount							
At October 1, 2007	48,154	28,286	3,604	55	5,146	14,089	99,334
At September 30, 2008	70,845	30,561	6,451	206	5,060	12,640	125,763

Depreciation Charge

The depreciation charge for the year is included in the income statement as follows:

	2008 US$'000	2007 US$'000
Cost of sales	13,229	13,502
Selling expenses	708	368
Administrative expenses	1,118	874
	15,055	14,744

6. Intangible Assets

	Patents US$'000	Trademarks US$'000	Total US$'000
Cost			
Balance at October 1, 2007	140	25	165
Activity during 2008:			
Acquisition	---	---	---
Balance at September 30, 2008	140	25	165
Accumulated Amortization			
Balance at October 1, 2007	(99)	(1)	(100)
Activity during 2008:			
Amortization charge	(28)	(2)	(30)
Balance at September 30, 2008	(127)	(3)	(130)
Carrying Amount			
At October 1, 2007	41	24	65
At September 30, 2008	13	22	35

Amortization Charge

The amortization charge, which is based on five years, is included in administrative expenses in the income statement.

7. Marketable Securities

The investment portfolio is comprised of the following marketable securities at September 30.

	2008		2007	
	Cost	Market Value	Cost	Market Value
	US$'000	US$'000	US$'000	US$'000
Common and preferred stock	78,007	76,386	77,163	99,143
Other funds	12,211	12,369	81,384	83,026
	90,218	88,755	158,547	182,169

The other funds in the investment portfolio consist of investments in hedge funds as of September 30, 2008 and investments in hedge funds and money market instruments as of September 30, 2007.

The table below presents realized gains (losses) in marketable securities for the years ended September 30.

	2008			2007		
	Gains	Losses	Net	Gains	Losses	Net
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Common and preferred stock	3,235	(1,425)	1,810	14,359	(1,177)	13,182
Other funds	703	(227)	476	1,766	---	1,766
	3,938	(1,652)	2,286	16,125	(1,177)	14,948

These realized gains and losses were included in other investment income.

Results attributable to investment activities recognized in the Consolidated Statement of Income are as follows:

	2008	2007
	US$'000	US$'000
Interest income on available for sale financial assets	4,048	5,711
Dividend income on available-for-sale financial assets	123	261
Net gain on disposal of available-for-sale financial assets	2,286	14,948
Impairment loss on available-for-sale financial assets	(3,087)	---
	3,370	20,920

There were no reversals of impairments recognized for marketable securities sold in 2008. Reversals of impairments of marketable securities sold were US$605,000 in 2007, which was recognized as an equity adjustment.

Sensitivity Analysis – equity price risk

All the Company's investments in common and preferred stocks are listed on either the New York Stock Exchange (NYSE) or the NASDAQ. The Company's holdings are diversified and have a volatility similar to the overall market. As such, the Company's marketable securities would react similarly to the S&P 500 index. A 20% increase in the S&P 500 index at the reporting date would have increased the Company's equity holdings by US$17,004,000 before tax (an increase of US$24,150,000 in 2007). An equal change in the opposite direction would have decreased the Company's equity holdings by US$17,004,000 (a decrease of US$24,150,000 in 2007). The analysis is performed on the same basis for 2007.

8. Borrowings

Certain subsidiary companies have annually renewable borrowing arrangements with financial institutions bearing interest at short term rates and with an average interest rate of 3.8% at September 30, 2008. The fair value of these borrowings is not expected to differ significantly from the carrying amount, and all of the notes are due within 5 years. There were no outstanding borrowings under these arrangements as of September 30, 2007.

9. Commitments and Contingent Liabilities

The Company and its subsidiaries have commitments for the following minimum lease payments under non-cancellable operating leases:

	2008 US$'000	2007 US$'000
Not later than one year	1,350	1,086
Between one and five years	2,893	1,749
More than five years	1,081	---
	5,324	2,835

Total expense for all operating leases mainly related to buildings and vehicles was US$1,509,000 in 2008 and US$1,377,000 in 2007.

At September 30, 2008, certain subsidiary companies had commitments totaling approximately US$8,338,000 for the purchase or construction of property, plant and equipment.

10. Employee Benefits

Certain subsidiary companies have defined benefit pension plans which cover substantially all of their employees. The expenses for these plans were approximately US$250,000 and US$2,155,000 for the years ended September 30, 2008 and 2007, respectively. The assets of the plans are held in separate trust administered funds.

For the defined benefit pension plans, actuarial valuations are obtained from independent actuaries. The following are the results of the most recent valuations which were carried out at September 30, 2008:

Movements in the present value of the defined benefit obligation are as follows:

	2008 US$'000	2007 US$'000
Present value of funded obligation at start of year	54,167	51,516
Benefit payments	(2,434)	(1,891)
Employer current service costs	1,920	2,297
Curtailments	(351)	---
Actuarial (gain) loss	428	(1,536)
Effect of foreign exchange	(548)	854
Interest cost	3,126	2,927
Benefit obligation at end of year	56,308	54,167

Movements in fair value of plan assets are as follows:

	2008 US$'000	2007 US$'000
Fair value of plan assets at start of year	59,758	47,629
Employer contributions	660	7,119
Benefit payments	(2,434)	(1,891)
Effect of foreign exchange	(504)	751
Expected return on plan asset	4,608	3,720
Actuarial gains and (losses)	(10,985)	2,430
Fair value of plan assets at end of year	51,103	59,758
Actual return on assets	(6,376)	6,150

At year end the defined benefit obligation can be specified as follows:

	2008 US$'000	2007 US$'000
Present value of funded obligation	56,308	54,167
Fair value of plan assets	(51,103)	(59,758)
Unrecognized actuarial losses	(19,304)	(8,195)
Net obligation (asset) at year end	(14,099)	(13,786)

Movements in the net asset recognized in the balance sheet are as follows:

	2008 US$'000	2007 US$'000
Net obligation (asset) at the beginning of the year	(13,786)	(8,708)
Pension expense	250	2,155
Contributions	(660)	(7,119)
Effect of foreign exchange	97	(114)
Net obligation (asset) at year end	(14,099)	(13,786)

The amounts recognized in the income statement are as follows:

	2008 US$'000	2007 US$'000
Current service costs	1,920	2,297
Interest on obligations	3,126	2,927
Expected return on plan assets	(4,608)	(3,720)
Curtailments	(351)	---
Amortization of unrecognized actuarial (gains) and losses	163	651
Pension expense	250	2,155

Categories of plan assets:

	2008	2007
Bonds	43%	31%
Common and preferred stock	50%	46%
Other funds	7%	23%

Weighted average assumptions:

	2008	2007
Long term expected return on plan assets	7.9%	7.9%
Compensation increases	4.0%	4.0%
Discount rate	6.1%	5.9%

The pension expense for the year is included in the income statement as follows:

	2008 US$'000	2007 US$'000
Cost of sales	249	1,406
Selling expenses	(31)	361
Administrative expenses	32	388
	250	2,155

Historical information:

	2008 US$'000	2007 US$'000	2006 US$'000
Present value of benefit obligation	56,308	54,167	51,516
Fair value of plan assets	51,103	59,758	47,629
Surplus (deficit) in the plan	(5,205)	5,591	(3,887)
Experience adjustments arising on Plan liabilities	428	(1,536)	(3,592)
Experience adjustments arising on Plan assets	10,984	(2,430)	449

The contributions to the defined benefits plans during the year ending September 30, 2009 are not determinable at this time.

Certain subsidiary companies have defined contribution retirement and savings plans which cover substantially all of their employees. The expenses of these plans were approximately US$639,000 and US$675,000 for the years ended September 30, 2008 and 2007, respectively. The assets of these plans are held in separate trust administered funds.

11. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments; manufacturing and sales and investments. Segment assets do not include income taxes payable and deferred tax assets and liabilities. Business segment information is summarized as follows:

	Manufacturing & Sales		Investments		Total	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
Segment revenue:						
External sales	298,263	305,364			298,263	305,364
Investment income			3,370	20,920	3,370	20,920
Segment results	19,786	29,696	3,101	20,597	22,887	50,293
Interest expense					(952)	(458)
Income tax expense					(14,382)	(16,440)
Profit for the year					7,553	33,395
Other information:						
Segment assets	254,782	244,692	116,646	194,484	371,428	439,176
Segment liabilities	65,377	52,932	53	50	65,430	52,982
Capital expenditures	41,980	22,702			41,980	22,702
Depreciation and amortization	15,085	14,773			15,085	14,773

In addition to the above information on business segments, the following amounts represent geographical information for the manufacturing and sales segment of the Company. Manufacturing and sales offices are operated in each of these geographical regions.

	Americas		Europe		Other		Total	
	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000	2008 US$'000	2007 US$'000
External sales	196,561	208,774	75,868	72,066	25,834	24,524	298,263	305,364
Segment assets	167,225	149,190	59,040	66,460	28,517	29,042	254,782	244,692
Capital expenditures	35,762	16,589	3,463	3,221	2,755	2,892	41,980	22,702

Inter-segment transfer pricing is based on cost plus an appropriate margin.

The Company's investment portfolio is comprised of marketable securities, cash and cash equivalents. Investments are held by the Bermudian subsidiary.

12. Research and Development

Research and development expenditures totaled US$3,328,000 in 2008 and US$2,989,000 in 2007. These expenses were included in Cost of Sales.

13. Wages and Employees

Wages and salaries totaled US$70,224,000 and US$78,327,000 for 2008 and 2007, respectively. The average number of employees was 2,229 during 2008 and 2,488 during 2007.

14. Related Parties

Cohere Limited has a shareholding in Velcro Industries N.V. of 26,283,133 shares, which represents approximately 95.8% of the outstanding shares. Cohere Limited is a company incorporated in the British Virgin Islands. Cohere Limited's parent company is Chartwell Industries Limited, a company which is also incorporated in the British Virgin Islands. One of the directors of the Company is also a director of both Cohere Limited and Chartwell Industries Limited.

On September 1, 2008, Cohere Limited filed a petition with the Court of First Instance (the "Court") of the Netherlands Antilles seeking to allow Cohere Limited to acquire all the issued Company shares not currently held by Cohere Limited at a purchase price of US$21.00 per share or such other price as may be determined by the Court. As of September 30, 2008, the Court had not ruled on Cohere Limited's petition.

Remuneration of Directors and Officers of Velcro Industries N.V.:

	2008 US$'000	2007 US$'000
Key management personnel compensation:		
Wages and other short-term employee benefits	1,895	11,125
Post employment benefits	107	140
Directors fees	289	329

Key management personnel compensation included a non-recurring executive compensation payment in July 2007 of approximately $8.3 million, which was included in administrative expenses during the fourth quarter of fiscal year 2007.

In addition to the remuneration shown above, there has been charged a total of US$20,000 for 2008 and 2007 in respect to fees for professional services by firms in which directors are members, directors or partners.

15. Litigation

Certain subsidiaries are plaintiffs and defendants in actions involving various matters, the outcomes of which in management's opinion will not have a material effect on the financial condition of the Company.

16. Share Transactions

On October 1, 2007, the Company commenced a cash tender offer to purchase all outstanding shares of its common stock at a purchase price of US$21.00 per share, net to the seller in cash, without interest. This offer expired on November 5, 2007. Upon expiration of this offer, 2,594,375 shares were validly tendered, all of which were repurchased by the Company for a total purchase price of approximately US$55.3 million, which included costs directly attributable to the tender offer. Cohere Limited did not tender any shares pursuant to the offer.

During the third quarter of 2008, the Company cancelled the 3,352,326 shares of its common stock which had been held in Treasury. Treasury shares included 2,594,375 shares of common stock that were acquired in November 2007 at the conclusion of the tender offer, as well as 757,951 shares that were in Treasury, prior to the tender offer. The Company no longer holds any Treasury shares.

17. Subsequent Event

The total market value of the common and preferred stocks in the Company's investment portfolio declined by approximately 18% from the balance sheet date through October 31, 2008. This decline is in line with the overall drop in the S&P 500 index, which declined by approximately 16% during the same timeframe. As of October 31, 2008, the decline in the total fair value of the other investments in the Company's investment portfolio has been estimated to be approximately 6%.

The fair value of the investment assets in the Company's pension plans declined by approximately 10% from the balance sheet date through October 31, 2008. This decline was also due to the overall drop in the securities markets.

18. Dividends

The Board of Directors reviews dividend distribution to shareholders at the close of each fiscal year, based on the performance of the Company and the internal needs for funds for the development of the business.

On November 20, 2008, the Board of Directors declared a dividend of US$0.20 per common share payable on February 13, 2009 to shareholders of record as of January 13, 2009.

Issued by the Board of Directors on November 20, 2008:

Colin R. Beaven
Dominique Burnier
Edward J.S. Cripps
Robert W.H. Cripps
Wil de Hollander
Derek R Gray
A. John Holton
Rodney C. Howkins
Pauwla van Sambeek-Ronde

To: The Board of Directors and Shareholders of Velcro Industries N.V.

INDEPENDENT AUDITORS' REPORT

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Velcro Industries N.V., Willemstad, Curaçao, Netherlands Antilles, as set out on page 4 to 21. These comprise the consolidated balance sheet as at 30 September 2008, the consolidated statement of income, consolidated cash flow statement and consolidated statement of changes in equity for the year then ended and a summary of significant accounting policies and other explanatory notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards of Auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of Velcro Industries N.V., as at 30 September 2008, and of its consolidated result and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

Amstelveen, 20 November 2008

KPMG ACCOUNTANTS N.V.

J.G.R. Wilmink RA

FIVE YEAR
FINANCIAL HIGHLIGHTS

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Year Ended September 30 (in US$`000)	2008	2007	2006	2005	2004
Revenue from Sales	298,263	305,364	285,189	281,355	278,174 *
Operating Profit	18,916	28,631	31,554	27,677	29,875
Royalties	---	---	3,845	273	325
Interest Income	601	742	582	213	153
Interest Expense	(952)	(458)	(3,207)	(386)	(755)
Results from Investment Activities	3,370	20,920	23,791	9,940	9,930
Profit before Income Taxes	21,935	49,835	56,565	37,717	39,528
Income Tax Expense	14,382	16,440	19,633	10,463	11,984
Losses Applicable to Minority Shareholders	---	---	---	---	(8)
Profit for the Year Attributable to the Equity Holders of the Company	7,553	33,395	36,932	27,254	27,552
Average Number of Shares Outstanding	27,703,003	30,040,490	30,040,490	30,040,490	30,040,490
Earnings Per Share	.27	1.11	1.23	.91	.92
Annual Dividend per Share (in US$1)	.32	.32	.30	.30	.30

* This prior year's sales amount reflects the reclassification of freight costs. In accordance with IFRS interpretations, effective October 1, 2004 freight costs incurred for shipments of product to customers were recorded in cost of sales. Previously, these costs were recorded as a reduction in sales.

2008 TRADING ACTIVITY

OCTOBER 1, 2007 THROUGH SEPTEMBER 30, 2008 — VELCRO INDUSTRIES N.V.

	High	Low	Close
NASDAQ Stock Market LLC Common Shares (VELC)	US$21.09	US$16.95	US$20.20

DIRECTORS, OFFICERS AND COMPANIES

VELCRO INDUSTRIES N.V.
Curaçao, Netherlands Antilles

Directors

Colin R. Beaven

Dominique Burnier

* Edward J. S. Cripps

* Robert W. H. Cripps

Wil de Hollander

Derek R Gray

* A. John Holton

* Rodney C. Howkins

Pauwla van Sambeek-Ronde

Officers

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

Wil de Hollander
President and
Chief Executive Officer

Peter A. Pelletier
Secretary and Treasurer

Pauwla van Sambeek-Ronde
Joint Secretary

* Member of the Executive Committee

Member of the Audit Committee

TRANSFER AGENTS AND REGISTAR

Computershare Investor Services, Inc.
Montreal Canada

Mellon Investor Services, LLC
Ridgefield Park, NJ, USA

SUBSIDIARIES
(All Wholly Owned)

ASIA AND AUSTRALIA

VELCRO HONG KONG LIMITED
Hong Kong

Raymond To
General Manager

VELCRO AUSTRALIA PTY. LTD.
Melbourne, Australia

Peter A. Batten
General Manager

VELCRO (CHINA) FASTENING SYSTEMS COMPANY LIMITED
Jiangsu, China

Raymond To
Chairman

EUROPE

VELCRO EUROPE S.A.
Argentona, Spain

Alain Zijlstra
President

VELCRO INDUSTRIES FRANCE S.A.
Paris, France

VELCRO GMBH
Stuttgart, Germany

Knut Ofen
Sales Manager

VELCRO ITALIA S.R.L.
Arcore, Italy

Vincenzo Ricci
Sales Manager

VELCRO LTD.
Middlewich, United Kingdom

Roman Geletkanycz
General Manager – Operations

VELCRO HOLDINGS B.V.
Amsterdam, The Netherlands

SUBSIDIARIES
(continued)

NORTH AND SOUTH AMERICA

VELCRO USA INC.
Manchester, NH, USA

Wil de Hollander
President

VELCRO CANADA INC.
Toronto, Canada

Patrick D. Todkill
President

VELCROMEX, S.A. DE C.V.
Agua Prieta, Mexico

Oscar Elias
Director of Operations

VELCRO FINANCE LIMITED
Hamilton, Bermuda

VELCRO GROUP CORPORATION
Manchester, NH, USA

Wil de Hollander
President

VELCRO DE MEXICO, S.A. DE C.V.
Tlalnepantla de Baz, Mexico

Marie E. Colby
President

VELCRO INDUSTRIES B.V.
Curaçao, Netherlands Antilles

Pauwla van Sambeek-Ronde
Managing Director

VELCRO PROPERTIES N.V.
Curaçao, Netherlands Antilles

Pauwla van Sambeek-Ronde
Managing Director

VELCRO INDUSTRIES N.V.
Castorweg 22-24, Willemstad, Curaçao, Netherlands Antilles

END